ASHFORD INC.

14185 Dallas Parkway, Suite 1100

Dallas, TX 75254

October 6, 2014

SUBMITTED VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-1090
Attn: Sonia Gupta Barros

Re:                              Ashford Inc. Registration Statement on Form S-4

File No. 333-197191

Dear Ms. Barros:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ashford Inc. (the “Company”) herby requests acceleration of the effective date of its Registration Statement on Form S-4 (file No. 333-197191) (the “Registration Statement”).  We respectfully request that the Registration Statement become effective as of 4:00p.m., Washington D.C. time, on October 8, 2014, or as soon as possible thereafter.

We request that we be notified of such effectiveness by a telephone call to Muriel C. McFarling of Andrews Kurth LLP, the Company’s counsel, at (214) 659-4461.

In connection with this request, we acknowledge the following:

1.                                      Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.                                      The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.                                      The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ David A. Brooks
David A. Brooks
Chief Operating Officer and General Counsel